EXHIBIT 4.17

(English Summary)

LEASE

Parties:

SOUTHERN TAIWAN SCIENCE PARK ADMINISTRATION (the “Lessor”)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED (the “Lessee”)

Lease Premises:

The government-owned land containing 250 square meters, located in Southern Taiwan Science Park (formerly Tainan Science Park) at partial areas in and around Huanxi Road.

Lease Term:

Commencing December 15, 2006 and expiring on December 31, 2024.

Rental:

The total amount of monthly rental shall be three thousand three hundred eighty-six New Taiwan Dollars (NT$3,386).

After the commencement of this Lease, the Lessee shall pay the rental amount of NT$3,386 including applicable taxes, each month in the manner prescribed by the Lessor.

If Lessee, with Lessor’s consent, uses the land before the execution date of this Lease, the above-mentioned rental should be calculated from the starting date of use.

If Lessee fails to make monthly rental according to the agreed schedule and Lessor’s procedures for payment, certain punitive fine may apply according to the Lease.

Lessee shall adhere to rules and regulations concerning construction of overpass and provide such overpass for public use.

Lessee must adhere to the term and condition set forth under this Lease concerning the use of the Lease Premises.

During the term of the Lease, should the position or measured area of Lessee’s overpass changes, the Lease Premises shall adjust in accordance with any such change.

Any changes to the existing road use in and around Huanxi Road shall only be permitted with the consent of the Lessor.

Termination by Lessor:

Lessor may terminate the lease at any time if any of the following shall happen:

a.	Lessee is disqualified from operating or providing service in the park and ordered by the Lessor to withdraw from the Southern Taiwan Science Park;

b.	Lessee violates any term or provision of this Lease pertaining to the use of the land and fails to provide remedy after receiving Lessor’s written notice within limited time;

c.	Lessee violates the term and provision pertaining to the restrictions on sub-leasing;

d.	Lessee has defaulted in the payment of rent for two or more years.

The Lessor can terminate this Lease with cause at any time, and Lessee shall unconditionally surrender the lease premises one month after receiving Lessor’s written notice; the Lessor shall return any excess payment to the Lessee in such early termination.

Miscellaneous:

The Lease term shall automatically expire unless Lessor and Lessee renew this Lease.

This Lease shall be effective from the execution date of the Lease, however, if the Lessee uses the land before the execution date of this Lease, the Lease shall be effective from the date when the Lessor consent to Lessee’s use of the land.

Should any suits arise from this Lease, Lessor and Lessee agree that the governing law shall be the laws of Republic of China and the Taiwan Tainan District Court shall be the competent court of jurisdiction in the first instance.